Exhibit 4.32

Cordlife Group Limited
1 Yishun Industrial Street 1 • A’Posh Bizhub • #06-01/09 • Singapore 768160
Phone (65) 6238 0808 • Fax (65) 6238 1108
Find Out More • info@Cordlife.com • For Cordlife Parents • customercare@cordlife.com
Company Registration Number: 200102883E

CONFIDENTIAL
June 4, 2019

Global Cord Blood Corporation.

48th Floor, Bank of China Tower

1 Garden Road, Central, Hong Kong S.A.R

Members of the Board:

Cordlife Group Limited (“CGL”) is a consumer healthcare group, incorporated in Singapore since 2001, is the first cord blood bank to be set up in Singapore and amongst the first in Asia. Listed on the Mainboard of Singapore Exchange, Cordlife is one of six international private cord blood banks with dual accreditation (FACT-NET & AABB).

Accordingly, we would like to submit, for the consideration of the Global Cord Blood Corporation (“GC”) board of directors, this non-binding proposal to combine the businesses of CGL and GC on the terms outlined in this letter (the “Proposed Transaction”).

Structure and Consideration

The Proposed Transaction would be structured as a merger of GC and a newly-formed, wholly-owned subsidiary of CGL (the “Merger Sub”), with GC surviving as a wholly-owned subsidiary of CGL, pursuant to the Cayman Islands Companies Law. If the Proposed Transaction is successfully implemented, GC will be privatised and its shares would be delisted from the NYSE.

Under the Proposed Transaction, CGL would issue 2,497,874,591 CGL ordinary shares (“CGL Ordinary Shares”) with an aggregate value of S$1,248,937,296 (based on an issue price of S$0.50 per CGL Ordinary Share and an exchange rate of S$1: US$1.37), in exchange for all of the outstanding equity of GC, providing an offer price of US$7.50 per GC share. The issuance of the CGL Ordinary Shares in the transaction would be registered with the U.S. SEC on a Form F-4, and the CGL Ordinary Shares would be listed on and would trade on the Mainboard of the Singapore Exchange Securities Trading Limited.

Closing of the transaction would be conditioned on the approval of the directors and shareholders of CGL, the Merger Sub and GC, applicable regulatory approvals and other customary conditions.

Due Diligence

Although we have conducted a substantial amount of diligence of publicly available information, we would need to conduct additional diligence of the financial, commercial and legal matters of GC. This proposal, therefore, is subject to the satisfactory completion of due diligence on GC, customary for a transaction of this nature. We would, however, complete our diligence review expeditiously. We expect that GC would conduct customary diligence with respect to CGL as well, and are prepared to assist you in that effort.

Management and Employees

We are confident in GC’s leadership and ability to play a vital role in the future success of the combined company. We believe that cultures of our two companies are complementary, and we believe that your management and employees will embrace the new opportunities and expanded resources that the combined company can provide.

Approvals

Our board of directors has approved the submission of this proposal. We will need board approval from the Merger Sub, a shareholder vote from each of CGL and the Merger Sub and approvals from the Singapore Exchange Securities Trading Limited and the Securities Industry Council of Singapore (in addition to those approvals mentioned above) in order to consummate the transaction on the terms outlined in this letter.

Timing and Process

Our desire is to complete the Proposed Transaction as expeditiously as possible. This transaction is our highest priority at this time. We have assembled a transaction team and have retained advisors, including Morrison & Foerster LLP, Walkers (Singapore) Limited Liability Partnership and WongPartnership LLP. We are prepared to meet with your board of directors, management team and advisors to quickly move forward. We believe that we could conclude all our due diligence and negotiate a definitive agreement within 30 days of your decision to pursue this proposal and giving us access to relevant materials.

Non-Binding Indication of Interest

It is understood that this letter is solely an indication of interest. It does not contain all matters upon which agreement must be reached in order for the Proposed Transaction to be consummated and does not constitute an offer or commitment on the part of CGL or its representatives. Neither party shall be bound in any way in connection with the transactions contemplated hereby, unless and until the parties execute a definitive agreement and then shall be bound only in accordance with the terms of such agreement.

I am confident that you will view our proposal as a compelling opportunity for all GC shareholders. We are very enthusiastic about the prospect of combining our two companies. We are prepared to discuss any concerns that you may have, and believe that there are no issues that we cannot resolve together. Please feel free to call me to discuss further. I look forward to hearing from you in the near future.

Yours sincerely,

/s/ Tan Poh Lan
Ms. Tan Poh Lan
Executive Director and Group CEO